Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Synchronoss Technologies Inc. for the registration of its common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 16, 2020, with respect to the consolidated financial statements of Synchronoss Technologies Inc., and the effectiveness of internal control over financial reporting of Synchronoss Technologies Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey
August 19, 2020